Summary of updates made 5th November 2025:

- In Schedule A,

  - 1 Principal was added - Anthony Sweetman as the SEC principal in his new role as CO-head of the investment bank for APAC

  - 1 Principal was removed (Javier Oficialdegui)

  - Principal's title updated to reflect current status: Marco's new title to include the head of Global Banking

  - Principal's title updated to reflect current status: Imed Souki new title to include the head of Investment Bank EMEA

  We also attached an updated UBS AG 7-R